Exhibit 99.5

925 Broadbeck Drive, Suite 220, Thousand Oaks, California 91320 Phone: (805) 484-3613 NASDAQ ticker symbol; KGEI TSX ticker symbol; KEI

For Immediate Release

KOLIBRI GLOBAL ENERGY ANNOUNCES YEAR END RESULTS WITH A

15% INCREASE IN PRODUCTION TO OVER 4,013 BOEPD

THOUSAND OAKS, CALIFORNIA, March 19, 2026 –

All amounts are in U.S. Dollars unless otherwise indicated:

2025 HIGHLIGHTS

●	Average production for 2025 was 4,013 BOEPD, an increase of 15% compared to 2024 production of 3,478 BOEPD. The increase is due to production from the wells that were drilled and completed in 2025
●	Net revenues for 2025 were $56.9 million, a decrease of 3% compared to 2024. This decrease was primarily due to a 16% decrease in average prices partially offset by a 15% increase in production in 2025 compared to 2024
●	Adjusted EBITDA(1) was $42.1 million in 2025 compared to $44.0 million in 2024, a decrease of 4%. The decrease was primarily due to the decrease in revenue from lower prices.
●	The Company’s Total Proved Reserves for 2025 increased by 1% to 40.8 million barrels of oil equivalent, from 2024 with an NPV10 of $440.7 million, according to the Company’s December 31, 2025, independent reserves evaluation
●	Net income in 2025 was $15.5 million ($0.44 per basic share) compared to $18.1 million ($0.51 per basic share) in 2024. The decrease was due to lower revenue from lower average prices, higher depletion expense and higher operating expenses due to increased production
●	Netback from operations(2) decreased to $31.49 per BOE compared to $38.54 per BOE in 2024, a decrease of 18% primarily due to lower average prices
●	Production and operating expense per barrel averaged $7.33 per BOE in 2025 compared to $7.44 per BOE in 2024, a decrease of 1%

(1)	Adjusted EBITDA is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” of this earnings release.
(2)	Netback from operations is considered a non-GAAP ratio. Refer to the section entitled “Non-GAAP Measures” of this earnings release.

Kolibri’s President and Chief Executive Officer, Wolf Regener commented:

“We are pleased with the continued production growth of the Company in 2025 to 4,013 BOEPD, which was within our guidance. Over the last three years, we have achieved a fantastic 35% compound annual production growth rate. During 2025, we generated $56.9 million of net revenue and $42.1 of Adjusted EBITDA(1) but they were below our guidance due to fourth quarter oil prices that were 10% below our forecast price as well as delays in new wells coming online due to the drill pipe failure on the Barnes well. The four wells that started production at the end of the year increased our December production to over 5,600 BOE per day. The production and cash flow impact of these wells will now be reflected primarily in our 2026 results. The significant increase in oil prices in March 2026 should further improve our 2026 results.

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“We look forward to continuing our success with our 2026 drilling program which we are currently finalizing with an expected start date in June. We are preparing multiple pad locations to be able to quickly increase our planned drilling if oil prices remain elevated through 2026, but we expect our capital expenditures to be significantly lower than 2025 levels.”

(1)	Adjusted EBITDA is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” of this earnings release.

	Fourth Quarter			Year Ended Dec 31,
	2025	2024	%	2025	2024	%

Net Income:
$ Thousands	$3,261	$5,643	(42)%	$15,477	$18,115	(15)%
$ per basic common share	$0.09	$0.16	(44)%	$0.44	$0.51	(14)%
$ per diluted shares	$0.09	$0.15	(40)%	$0.43	$0.50	(14)%

Adjusted EBITDA(1)	$10,542	$13,493	(22)%	$42,107	$44,039	(4)%
Capital Expenditures	$18,419	$9,706	90%	$62,639	$31,251	100%

Average Production (Boepd)	4,493	4,440	1%	4,013	3,478	15%
Gross Revenue	18,349	22,185	(17)%	72,093	74,592	(3)%
Net Revenue	14,740	17,374	(15)%	56,856	58,524	(3)%
Average Price per Barrel	$44.39	$54.32	(18)%	$49.22	$58.60	(16)%
Netback from operations per Barrel(2)	$27.99	$35.94	(22)%	$31.49	$38.54	(18)%
Netback including commodity contracts per Barrel(2)	$28.31	$35.90	(21)%	$31.62	$38.05	(17)%

	December 2025	December 2024
Cash and Cash Equivalents	$2,797	$4,314
Working Capital	$(12,573)	$(657)
Borrowing Capacity	15,542	16,542

(1)	Adjusted EBITDA is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” of this earnings release.
(2)	Netback from operations and netback including commodity contracts are considered non-GAAP ratios. Refer to the section entitled “Non-GAAP Measures” of this earnings release.

YEAR ENDED 2025 TO YEAR ENDED 2024

For 2025, oil and gas gross revenues decreased $2.5 million or 3% to $72.1 million. Oil revenues before royalties decreased by 8% to $63.0 million due to a 15% decrease in prices partially offset by an 8% increase in production. Natural gas revenues before royalties increased by 126% to $3.9 million due to a 58% increase in the average gas price and a 44% increase in natural gas production. NGL revenue before royalties increased by 13% to $5.2 million due to a 27% increase in production partially offset by a 11% decrease in average prices.

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Average production for 2025 was 4,013 BOEPD, an increase of 15% compared to 2024 average production of 3,478 BOEPD due to the wells drilled during the year.

Production and operating expenses increased by $1.1 million due to an increase in production for 2025. Production and operating expense per barrel averaged $7.33 per BOE in 2025 compared to $7.44 per BOE in 2024, a decrease of 1%. The 2025 amount includes reassessed production tax adjustments related to prior periods that were recorded in 2025, totaling $0.3 million, or $0.21 per BOE. The 2024 amount includes natural gas and NGL processing costs of $0.8 million, or $0.63 per BOE, related to prior years as the purchaser reassessed prior year gathering and processing costs in 2024. Excluding these adjustments, production and operating expenses per barrel were $7.12 per BOE in 2025 and $6.81 per BOE in 2024, an increase of 5%, due to a higher number of well reworks in 2025.

Depletion and depreciation expense increased $1.1 million, or 7%, in 2025 due to increased production and a higher PP&E balance.

G&A expenses increased $0.1 million or 1% in 2025 due to costs related to a special shareholder meeting that was held in November 2025. Excluding these costs, G&A expenses decreased by 3%.

Finance expense decreased by $0.6 million due a realized loss on commodity contracts of $0.6 million in 2024.

Capital expenditures were $62.6 million in 2025 compared to $31.3 million in 2024, an increase of 100% due a significant increase in drilling activity in 2025 compared to the prior year as the Company drilled four more wells and fracture stimulated two more wells than in 2024. Capital expenditures were over our forecasted guidance due to the redrill costs from the drill pipe failure and severe weather related issues.

FOURTH QUARTER HIGHLIGHTS:

●	Average production for the fourth quarter of 2025 was 4,493 BOEPD, an increase of 1% compared to fourth quarter 2024 production of 4,440 BOEPD. The increase is due to production from the new wells drilled at the end of the year which came on production in December 2025
●	Net revenues for the fourth quarter of 2025 were $14.7 million, a decrease of 15% compared to the fourth quarter of 2024. This decrease was primarily due to a 18% decrease in average prices
●	Net income in the fourth quarter of 2025 was $3.3 million ($0.09 per basic share), compared to net income of $5.6 million ($0.16 per basic share) in the fourth quarter of 2024. The decrease was due to lower revenue from decreased average prices and higher operating expenses from higher production
●	Adjusted EBITDA(1) was $10.5 million in the fourth quarter of 2025 compared to $13.5 million in 2024, a decrease of 22%. This decrease was due to a decrease in average prices partially offset by an increase in production
●	Netback from operations(2) decreased to $27.99 per BOE in the fourth quarter of 2025 compared to $35.94 per BOE in the fourth quarter of 2024, a decrease of 22%. Netback including commodity contracts(2) for the fourth quarter of 2025 was $28.31 per BOE compared to $35.90 in the fourth quarter of 2024, a decrease of 21% from the prior year quarter. The 2025 decreases compared to the prior year were due to the 18% decrease in average prices
●	Production and operating expense per barrel averaged $7.67 per BOE in the fourth quarter of 2025 compared to $6.59 per BOE in the fourth quarter of 2024, an increase of 16% due to reworking a well.

(1)	Adjusted EBITDA is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” of this earnings release.
(2)	Netback from operations and netback including commodity contracts are considered non-GAAP ratios. Refer to the section entitled “Non-GAAP Measures” of this earnings release.

FOURTH QUARTER 2025 TO FOURTH QUARTER 2024

Gross oil and gas revenues totaled $18.3 million in the fourth quarter of 2025 versus $22.2 million in the fourth quarter of 2024, a decrease of 17%. Oil revenues before royalties were $16.4 million in the fourth quarter of 2025 versus $19.7 million in the fourth quarter of 2024, a decrease of 16%, due to lower prices. Natural gas revenues before royalties decreased 9% to $0.8 million in the fourth quarter of 2025 due to lower average prices. NGL revenue before royalties decreased 34% to $1.0 million due to lower average prices.

Operating expenses were $2.8 million in the fourth quarter of 2025 compared to $2.4 million in 2024 due to higher production and reworking a well.

G&A expenses increased by 3% in the fourth quarter of 2025 compared to the prior year fourth quarter due to costs related to a special shareholder meeting that was held in November 2025.

Finance expense in the fourth quarter of 2025 decreased by $0.3 million from the fourth quarter of 2024 due to an unrealized loss on commodity contracts in the fourth quarter of 2024.

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KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited, Expressed in Thousands of United States Dollars)

	December 31,	December 31,
	2025	2024
Current assets
Cash and cash equivalents	$2,797	$4,314
Accounts receivable and other receivables	8,070	9,733
Deposits and prepaid expenses	769	718
Fair value of commodity contracts	393	254
	12,029	15,019

Non-current assets
Property, plant and equipment	280,172	232,962
Right of use assets	1,741	748
Fair value of commodity contracts	-	30

Total assets	$293,942	$248,759

Current liabilities
Accounts payable and other payables	$23,183	$15,090
Lease liabilities	1,419	586
	24,602	15,676

Non-current liabilities
Loans and borrowings	48,757	33,240
Asset retirement obligations	2,259	2,168
Deferred taxes	14,083	8,701
Lease liabilities	365	167
	65,464	44,276

Equity
Shareholders’ capital	294,300	295,309
Treasury stock	(202)	-
Contributed surplus	26,183	25,380
Deficit	(116,405)	(131,882)
Total equity	203,876	188,807

Total equity and liabilities	$293,942	$248,759

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KOLIBRI GLOBAL ENERGY INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Unaudited, expressed in Thousands of United States dollars, except per share amounts)

	Fourth Quarter December 31		Years ended December 31
	2025	2024	2025	2024
Revenue:
Oil and natural gas revenue, net	$14,740	$17,374	$56,856	$58,524
Other income	1	67	565	127
	14,741	17,441	57,421	58,651
Expenses:
Production and operating	2,778	2,354	9,243	8,233
Depletion, depreciation and amortization	4,904	4,687	17,038	15,892
General and administrative	1,551	1,510	5,695	5,636
Stock based compensation	507	268	1,744	1,075
	9,740	8,819	33,720	30,836

Finance income	136	2	220	338
Finance expense	(1,153)	(1,405)	(3,576)	(4,174)
Income tax expense	(723)	(1,576)	(4,868)	(5,864)

Net income and comprehensive income	$3,261	$5,643	$15,477	$18,115

Net income per share
Basic	$0.09	$0.16	$0.44	$0.51

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KOLIBRI GLOBAL ENERGY INC.

FOURTH QUARTER AND YEAR ENDED 2025

(Unaudited, expressed in Thousands of United States dollars, except as noted)

	Fourth Quarter		Year Ended Dec. 31
	2025	2024	2025	2024
Oil revenue before royalties	$16,448	$19,658	$62,994	$68,303
Gas revenue before royalties	856	937	3,945	1,745
NGL revenue before royalties	1,045	1,592	5,154	4,544
	18,349	22,187	72,093	74,592

Adjusted EBITDA(1)	10,542	13,493	42,107	44,039
Capital expenditures	18,419	9,706	62,639	31,251

Statistics:	Fourth Quarter		Year Ended Dec. 31
	2025	2024	2025	2024
Average oil production (Bopd)	3,131	3,097	2,726	2,520
Average natural gas production (mcf/d)	3,639	3,615	3,546	2,464
Average NGL production (Boepd)	755	740	696	547
Average production (Boepd)	4,493	4,440	4,013	3,478
Average oil price ($/bbl)	$57.11	$69.00	$63.32	$74.06
Average natural gas price ($/mcf)	$2.56	$2.82	$3.05	$1.93
Average NGL price ($/bbl)	$15.05	23.38	$20.29	$22.70

Average price per barrel	$44.39	$54.32	$49.22	$58.60
Royalties per barrel	8.73	11.79	10.40	12.62
Operating expenses per barrel	7.67	6.59	7.33	7.44
Netback from operations(2)	$27.99	$35.94	$31.49	$38.54
Price adjustment from commodity contracts (Boe)	0.32	(0.04)	0.13	(0.49)
Netback including commodity contracts (Boe)(2)	$28.31	$35.90	$31.62	$38.05

(1)	Adjusted EBITDA is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” of this earnings release.
(2)	Netback from operations and netback including commodity contracts are considered non-GAAP ratios. Refer to the section entitled “Non-GAAP Measures” of this earnings release.

The information outlined above is extracted from and should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2025 and the related management’s discussion and analysis thereof, copies of which are available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

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NON-GAAP MEASURES

Netback from operations, netback including commodity contracts and adjusted EBITDA (collectively, the “Company’s Non-GAAP Measures”) are not measures or ratios recognized under Canadian generally accepted accounting principles (“GAAP”) and do not have any standardized meanings prescribed by IFRS. Management of the Company believes that such measures and ratios are relevant for evaluating returns on each of the Company’s projects as well as the performance of the enterprise as a whole. The Company’s Non-GAAP Measures may differ from similar computations as reported by other similar organizations and, accordingly, may not be comparable to similar non-GAAP measures and ratios as reported by such organizations. The Company’s Non-GAAP Measures should not be construed as alternatives to net income, cash flows related to operating activities, working capital or other financial measures and ratios determined in accordance with IFRS, as an indicator of the Company’s performance.

An explanation of how the Company’s Non-GAAP Measures provide useful information to an investor and the purposes for which the Company’s management uses the Non-GAAP Measures is set out in the management’s discussion and analysis under the heading “Non-GAAP Measures” which is available under the Company’s profile on SEDAR+ at www.sedarplus.ca and is incorporated by reference into this earnings release.

Netback from operations per barrel and its components are calculated by dividing revenue, less royalties and operating expenses by the Company’s sales volume during the period. Netback including commodity contracts is calculated by adjusting netback from operations by the realized gains or losses received from commodity contracts during the period. Netback is a non-GAAP ratio but it is commonly used by oil and gas companies to illustrate the unit contribution of each barrel produced. The Company believes that the netback is a useful supplemental measure of the cash flow generated on each barrel of oil equivalent that is produced in its operations. However, non-GAAP measures and non-GAAP ratios do not have any standardized meaning prescribed by IFRS and therefore, may not be comparable to similar measures or ratios used by other companies and should not be used to make comparisons.

The following is the reconciliation of the non-GAAP ratio netback from operations to net income, which the Company considers to be the most directly comparable financial measure that is disclosed in the Company’s financial statements:

(US $000)	Year ended December 31,
	2025	2024
Net income	15,477	18,115

Adjustments:
Income tax expense	4,868	5,864
Finance income	(220)	(338)
Finance expense	3,576	4,174
Stock based compensation	1,744	1,075
General and administrative expenses	5,695	5,636
Depletion, depreciation and amortization	17,038	15,892
Other income	(565)	(127)
Operating netback	47,613	50,291

Netback from operations	$31.49	$38.54

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Adjusted EBITDA is calculated as net income before interest, taxes, depletion and depreciation and other non-cash and non-operating gains and losses. The Company considers this a key measure as it demonstrates its ability to generate cash from operations necessary for future growth excluding non-cash items, gains and losses that are not part of the normal operations of the Company and financing costs. The following is the reconciliation of the non-GAAP measure adjusted EBITDA:

(US $000)	Year Ended December 31,
	2025	2024
Net income	15,477	18,115
Depletion and depreciation	17,038	15,892
Accretion	250	172
Interest expense	3,291	3,382
Unrealized (gain) loss on commodity contracts	32	(336)
Stock based compensation	1,744	1,075
Interest income	(31)	(2)
Income tax expense	4,868	5,864
Other income	(565)	(127)
Foreign currency loss	3	4

Adjusted EBITDA	42,107	44,039

Product Type Disclosure

This news release includes references to sales volumes of “oil”, “natural gas”, and “barrels of oil equivalent” or “BOEs”. “Oil” refers to tight oil, and “natural gas” refers to shale gas, in each case as defined by NI 51-101. Production from our wells, primarily disclosed in this news release in BOEs, consists of mainly oil and associated wet gas. The wet gas is delivered via gathering system and then pipelines to processing plants where it is treated and sold as natural gas and NGLs.

Cautionary Statements

In this news release and the Company’s other public disclosure:

(a)	The Company’s natural gas production is reported in thousands of cubic feet (“Mcfs”). The Company also uses references to barrels (“Bbls”) and barrels of oil equivalent (“Boes”) to reflect natural gas liquids and oil production and sales. Boes may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

(b)	Discounted and undiscounted net present value of future net revenues attributable to reserves do not represent fair market value.

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(c)	Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. There is a 10% probability that the quantities actually recovered will equal or exceed the sum of proved plus probable plus possible reserves.

(d)	The Company discloses peak and 30-day initial production rates and other short-term production rates. Readers are cautioned that such production rates are preliminary in nature and are not necessarily indicative of long-term performance or of ultimate recovery.

Readers are referred to the full description of the results of the Company’s December 31, 2025 independent reserves evaluation and other oil and gas information contained in its Form 51-101F1 Statement of Reserves Data and Other Oil and Gas Information for the year ended December 31, 2025, which the Company filed on SEDAR on March 17, 2026.

Caution Regarding Forward-Looking Information

This release contains forward-looking information including estimates of reserves, the proposed timing and expected results of exploratory and development work including fracture stimulation and production from the Company’s Tishomingo field, Oklahoma acreage, the future performance of wells including following shut-in’s and restart of well(s), forecasts regarding the Company’s 2026 drilling program including expected annual average production, revenues and adjusted EBITDA, availability of funds from the Company’s reserves based loan facility, and the Company’s strategy and objectives. The use of any of the words “target”, “plans”, “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe”, “intend” and similar expressions are intended to identify forward-looking statements.

Such forward-looking information is based on management’s expectations and assumptions, including that the Company’s geologic and reservoir models and analysis will be validated, that indications of early results are reasonably accurate predictors of the prospectiveness of the shale intervals, that previous exploration results are indicative of future results and success, that expected production from future wells can be achieved as modeled, declines will match the modeling, future well production rates will be improved over existing wells, that rates of return as modeled can be achieved, that recoveries are consistent with management’s expectations, including that new production will perform per a type curve which is similar to NSAI’s December 2025 proved type curve, that additional wells are actually drilled and completed, that design and performance improvements will reduce development time and expense and improve productivity, that discoveries will prove to be economic, that anticipated results and estimated costs will be consistent with management’s expectations, that all required permits and approvals and the necessary labor and equipment will be obtained, provided or available, as applicable, on terms that are acceptable to the Company, when required, that no unforeseen delays, unexpected geological or other effects, equipment failures, permitting delays or labor or contract disputes are encountered, that the development plans of the Company and its co-venturers will not change, that the demand for oil and gas will be sustained, that the price of oil will be sustained or increase, that the Company will continue to be able to access sufficient capital through financings, credit facilities, farm-ins or other participation arrangements to maintain its projects, that the Company will continue in compliance with the covenants under its reserves-based loan facility, that the Company will not be adversely affected by changing government policies and regulations, including tariffs or the threat of tariffs, social instability or other political, economic or diplomatic developments in the countries in which it operates and that global economic conditions will not deteriorate in a manner that has an adverse impact on the Company’s business and its ability to advance its business strategy.

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Forward looking information involves significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: any of the assumptions on which such forward looking information is based vary or prove to be invalid, including that the Company’s geologic and reservoir models or analysis are not validated, anticipated results and estimated costs will not be consistent with managements’ expectations, the risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration and development projects or capital expenditures; the uncertainty of reserve and resource estimates and projections relating to production, costs and expenses, and health, safety and environmental risks including flooding and extended interruptions due to inclement or hazardous weather), the risk of commodity price and foreign exchange rate fluctuations, risks and uncertainties associated with securing the necessary regulatory approvals and financing to proceed with continued development of the Tishomingo Field, the Company or its subsidiaries is not able for any reason to obtain and provide the information necessary to secure required approvals or that required regulatory approvals are otherwise not available when required, that unexpected geological results are encountered, that completion techniques require further optimization, that production rates do not match the Company’s assumptions, that very low or no production rates are achieved, that the price of oil will decline, that the Company will cease to be in compliance with the covenants under its reserves-based loan facility and be required to repay outstanding amounts or that the borrowing base will be reduced pursuant to a borrowing base re-determination and the Company will be required to repay the resulting shortfall, that the Company is unable to access required capital, that funding is not available from the Company’s reserves based loan facility at the times or in the amounts required for planned operations, that occurrences such as those that are assumed will not occur, do in fact occur, and those conditions that are assumed will continue or improve, do not continue or improve and the other risks identified in the Company’s most recent Annual Information Form under the “Risk Factors” section, the Company’s most recent management’s discussion and analysis and the Company’s other public disclosure, available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

With respect to estimated reserves, the evaluation of the Company’s reserves is based on a limited number of wells with limited production history and includes a number of assumptions relating to factors such as availability of capital to fund required infrastructure, commodity prices, production performance of the wells drilled, successful drilling of infill wells, the assumed effects of regulation by government agencies and future capital and operating costs. All of these estimates will vary from actual results. Estimates of the recoverable oil and natural gas reserves attributable to any particular group of properties, classifications of such reserves based on risk of recovery and estimates of future net revenues expected therefrom, may vary. The Company’s actual production, revenues, taxes, development and operating expenditures with respect to its reserves will vary from such estimates, and such variances could be material. In addition to the foregoing, other significant factors or uncertainties that may affect either the Company’s reserves or the future net revenue associated with such reserves include material changes to existing taxation or royalty rates and/or regulations, and changes to environmental laws and regulations.

Although the Company has attempted to take into account important factors that could cause actual costs or results to differ materially, there may be other factors that cause actual results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. The forward-looking information included in this release is expressly qualified in its entirety by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking information. The Company undertakes no obligation to update these forward-looking statements, other than as required by applicable law.

About Kolibri Global Energy Inc.

Kolibri Global Energy Inc. is a North American energy company focused on finding and exploiting energy projects in oil and gas. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects in oil and gas. The Company’s shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the NASDAQ under the stock symbol KGEI.

For further information, contact:

Wolf E. Regener, President and Chief Executive Officer +1 (805) 484-3613

Email: investorrelations@kolibrienergy.com

Website: www.kolibrienergy.com